May 22, 2025

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Mr. David Manion

Re:	TIFF Investment Program - Registration Nos. 33-73408 and 811-8234 (the “Registrant”)

Dear Mr. Manion:

This letter is in response to your comments provided via telephone conference on April 25, 2025 relating to the December 31, 2024 certified shareholder report (the “Annual Report”) of the Registrant named above, which was filed with the Securities and Exchange Commission (“SEC”) on Form N-CSR on February 28, 2025 (the “N-CSR Filing”):

Comments with respect to the TIFF Multi-Asset Fund (the “Fund”), the sole series of the Registrant:

1.	Comment: In accordance with Rule 30a-2(a) under the Investment Company Act of 1940, as amended (the “1940 Act”), a separate certification is required for each principal financial officer and principal executive officer, and such certifications must be filed as an exhibit to Form N-CSR. The exact titles of “principal financial officer” and “principal executive officer” must be used. The N-CSR Filing includes references to “chief financial officer” and “chief executive officer.”

Response: The Registrant confirms that the individuals identified as the Registrant’s chief financial officer and chief executive officer in the Annual Report are in fact the Registrant’s principal financial officer and principal executive officer, respectively, and the Registrant will reflect the appropriate titles of certifying officers in future filings

2.	Comment: With respect to the disclosure on options volumes included in the notes to the financial statements included in the Annual Report, please explain the appropriateness for the valuation methodology used. It was noted that the use of notional versus market valuation at quarter end may be preferable during a volatile market environment. Please ensure that future disclosure includes more specific information on the volume and valuation of options held by the Fund.

Response: The Registrant will use the notional value to determine the quarterly volume for derivatives going forward, as applicable.

3.	Comment: The Fund holds investments in private funds. Please confirm that there are no unfunded commitments in the Fund.

Response: The Registrant confirms that there are no unfunded commitments with respect to the Fund’s investments in private funds as of December 31, 2024. These investments were fully funded at the date of subscription and are not private equity investments with committed capital and unfunded commitment concepts.

4.	Comment: The Fund holds companies that appear to be engaged in bitcoin mining. Please confirm if these holdings are appropriately characterized as investment companies or if they should be characterized as operating companies.

Response: The Registrant confirms that such holdings should be classified as operating companies for future filings and will ensure the holdings are aligned with the correct operating industry.

5.	Comment: Please explain why warrants for Royal Helium, Ltd. (“Warrants”) as listed in the Schedule of Investments, had no value assigned to them.

Response: The Registrant did not include costs associated with the Warrants as the Warrants did not have a cost. These two Warrants were part of a deal, which involved a unit consisting of a debenture and a warrant. The investment subadvisor reported the full cost was associated with the debenture and reported a cost of zero for the Warrants. As such, the full cost was allotted to the Royal Helium Ltd convertible bonds, and zero cost was allotted to the Warrants.

6.	Comment: With respect to the information provided in the Fund’s tailored shareholder report, in the statistics section, please expand the disclosure to include all advisory fees paid by the Fund. This should reflect the aggregate of the advisory fees paid to the Fund’s investment advisor and to any sub-advisors (the breakdown of fees paid to the investment advisor and any sub-advisors may be disclosed in a footnote to the statistics section).

Response: The Registrant will include the requested expanded disclosure in future tailored shareholder reports.

We believe that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Kristin Ives of Stradley Ronon Stevens & Young, LLP at (215) 564-8037.

Sincerely,

TIFF Investment Program

/s/ Katherine Billings

Name: Katherine Billings
Title: Treasurer